FY 2022 Results & Business Update March 16, 2023

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding Monjuvi's ability to treat patients with relapsed or refractory diffuse large B-cell lymphoma, the further clinical development of tafasitamab, including ongoing confirmatory trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of Monjuvi. The words "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "predict", "project", "would", "could", "potential", "possible", "hope" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys' expectations regarding risks and uncertainties related to the impact of the COVID-19 pandemic to MorphoSys' business, operations, strategy, goals and anticipated milestones, including its ongoing and planned research activities, ability to conduct ongoing and planned clinical trials, clinical supply of current or future drug candidates, commercial supply of current or future approved products, and launching, marketing and selling current or future approved products, the global collaboration and license agreement for tafasitamab, the further clinical development of tafasitamab, including ongoing confirmatory trials, and MorphoSys' ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of Monjuvi, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation. The compounds discussed in this slide presentation are investigational products being developed by MorphoSys and its partners and are not currently approved by the U.S. Food and Drug Administration (FDA), European Medicines Agency (EMA) or any other regulatory authority (except for tafasitamab/Monjuvi® and tafasitamab/Minjuvi®). There is no guarantee any investigational product will be approved by regulatory authorities. Monjuvi® and Minjuvi® are registered trademarks of MorphoSys AG. Forward-Looking Statements © MorphoSys – FY 2022 results 2

© MorphoSys – FY 2022 results 3 Q&A Jean-Paul Kress, Sung Lee, Tim Demuth, Joe Horvat (General Manager, U.S.) Financial Results & Guidance Sung Lee, Chief Financial Officer (CFO) Development Update Tim Demuth, M.D., Ph.D., Chief Research & Development Officer (CR&DO) 04 03 01 Agenda 02 2022 Highlights & Outlook Jean-Paul Kress, M.D., Chief Executive Officer (CEO)

Jean-Paul Kress, M.D. CEO 2022 Highlights & Outlook 01 © MorphoSys – FY 2022 results

OUR AMBITION Two novel cancer medicines available to patients by 2025 Strategic Focus on Oncology Supported by Strong Financial Position 5© MorphoSys – FY 2022 results FOCUSED STRATEGY • Hematology-oncology focus FINANCIAL STRENGTH • Strong balance sheet • Disciplined capital allocation HEMATOLOGY- ONCOLOGY EXPERTISE • Proven track record in late-stage development and regulatory approvals • Established commercial and sales team BEST-IN-CLASS PIPELINE • Two late-stage and one mid-stage programs

Pelabresib Has Potential to Improve Standard of Care in Myelofibrosis

Myelofibrosis is a Debilitating Disease with Limited Treatment Options

Constitutional Symptoms (night sweats, itching and fatigue)

Anemia & Transfusion Dependence



Spleen Volume

Bone Marrow Fibrosis

Only ~50% of patients see adequate control and responses are limited in their duration with JAK inhibitors

Phase 2 Results Suggest Deep and Durable Improvements in Spleen Volume and Symptom Score At and Beyond 24 Weeks*

SVR35 AT WK 24:

68%*

(57/84)

TSS50 AT WK 24:

56%*

(46/82)

Topline data from Phase 3 MANIFEST-2 study expected in early 2024

*Mascarenhas J, et al. ASH 2022. Abstract 238.

© MorphoSys – FY 2022 results

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Monjuvi® Serves and Has Potential to Address Important DLBCL Patient Needs Across Second- and First-Line Settings

Only out-patient, in-practice immunotherapy approved for 2L+ adult NTE DLBCL in combination with lenalidomide

Q4 2022 U.S. Sales

$25.3MM



+7%
YoY
+8% demand

Improving Persistence

Continued education to evolve prescribing pattern



SoC Growth

1,420

sites of care



Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22

>70% Community

<30% Academic

Largest Opportunity Yet to Come

Phase 3 frontMIND study in first-line DLBCL progressing very well, topline data available in H2 2025

Monjuvi® (tafasitamab-cxix) is approved under accelerated approval by the U.S. FDA in combination with lenalidomide for the treatment of adult patients with relapsed or refractory DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for ASCT; DLBCL: diffuse large B-cell lymphoma

© MorphoSys – FY 2022 results

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8 OPTIMIZED COST STRUCTURE + Pivotal trials: - Ianalumab (Novartis) - Abelacimab (Anthos Therapeutics) - Setrusumab (Ultragenyx/Mereo) PARTNERED PROGRAMS ADVANCED + Reduction of selling expenses + Stopped pre-clinical research work and operations FOCUSED RESOURCES + Lucinda Crabtree, Ph.D., to join as CFO in Q3 2023 NEW CHIEF FINANCIAL OFFICER + Novartis license deal for: - Preclinical inhibitors of cancer target + HI-Bio license deal for: - Felzartamab - MOR210 2022 and Recent Developments Support Continued Progress © MorphoSys – FY 2022 results

Development Update 02 Tim Demuth, M.D., Ph.D. CR&DO © MorphoSys – FY 2022 results

Best-In-Class Mid- to Late-Stage Oncology Pipeline

ASSET	PARTNER	TARGET	DISEASE AREA	PHASE 1	PHASE 2	PHASE 3	MARKET
Tafasitamab	Incyte	CD19	r/r DLBCL				MONJUVI® tafasitamab-cxix | 200mg
			1L DLBCL (frontMIND)	■	■	■	
			r/r FL/MZL (inMIND)	■	■	■	
			r/r DLBCL (with TTI-622)*	■ (trial not yet initiated)	■ (trial not yet initiated)		
Pelabresib		BET	1L Myelofibrosis (MANIFEST-2)	■	■	■	
			1L/2L Myelofibrosis (MANIFEST)	■	■		
Tulmimetostat (CPI-0209)		EZH2	Solid tumors/Lymphomas	■	■		

Monjuvi® (tafasitamab-cxix) is approved under accelerated approval by the U.S. FDA in combination with lenalidomide for the treatment of adult patients with relapsed or refractory]DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for ASCT; r/r DLBCL: relapsed/refractory diffuse large B-cell lymphoma. r/r FL / MZL: relapsed/refractory Follicular Lymphoma or Marginal Zone Lymphoma
*Trial sponsored by Pfizer

© MorphoSys – FY 2022 results

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11 STUDY POPULATION TREATMENT ARM/COHORT ENDPOINTSDESIGN/SIZE Topline data from MANIFEST-2 study expected in early 2024 Placebo + Ruxolitinib Pelabresib + Ruxolitinib JAK-inhibitor-naïve myelofibrosis patients Primary: SVR35 at 24 weeks Key Secondary: TSS50 at 24 weeks Double-Blind Randomization N=400 Phase 3 MANIFEST-2 Study Investigating Pelabresib as a First-Line Myelofibrosis Treatment © MorphoSys – FY 2022 results

Longer-Term Data Suggest Deep and Durable Improvements in Spleen Volume and Symptom Score with Pelabresib Phase 2 MANIFEST trial results presented at ASH 2022 12 SPLEEN VOLUME CHANGE OVER TIME TSS CHANGE OVER TIME 0 12 24 36 48 60 84 Week N 82 79 71 64 57 -100 -50 0 50 100 150 200 % C h a n g e F ro m B a se lin e Mean SVR35 AT WK 24: 68% (57/84) TSS50 AT WK 24: 56% (46/82) The most common hematologic adverse events (AE) were thrombocytopenia (55%, grade ≥3: 18%) and anemia (43%, grade ≥3: 34%) The most common nonhematologic AEs of any grade were diarrhea (43%), respiratory tract infection (41%), asthenic conditions (38%), musculoskeletal pain (32%), constipation (30%), nausea (29%), dizziness (27%) and abdominal pain (26%) N 77 73 67 63 55 53 20 10 0 -10 -20 -30 -40 -50 -70 -60 -80 -90 -100 0 12 Weeks24 36 48 60 72 M e a n % C h a n g e f ro m B a s e lin e ( S D ) Mascarenhas J, et al. ASH 2022. Abstract 238. © MorphoSys – FY 2022 results

94 Data Underscore Curative Potential of Tafasitamab in DLBCL 13 ASH 2022: Phase 1b data show no new safety signals and provides additional information on progression-free survival at 24 months** © MorphoSys – FY 2022 results *Duell J., et al. SOHO 2022. Abstract ABCL-388. **Nowakowski G, et al. ASH 2022. Abstract 1619. DLBCL: diffuse large B-cell lymphoma TAFA/LEN + R-CHOP (n=33)EVENT 94% of patients are alive after 24 months Final five-year efficacy and safety data from L-MIND study will be presented at AACR 2023 during oral presentation SOHO 2022: Phase 2 data suggest tafasitamab can provide long-term treatment efficacy, with durable responses and survival* 27 of 80 patients (34%) had undergone treatment for at least 2 years, including six who were on treatment for at least 5 years Second-Line DLBCL First-Line DLBCL CR or PR (best response), % 94 24-month PFS rate, % 77 24-month OS rate, % 94 77 94

Tulmimetostat Has Potential to Treat Different Advanced Cancers EZH2: enhancer of zeste homolog 2 PTCL: peripheral T-cell lymphoma Potential Use in Array of Advanced Tumors Abnormal EZH2 function is seen in different types of cancer Designed to Improve on First Generation EZH2i Dual inhibitor of EZH2 and EZH1 with best-in-class potential Initial Data from Ongoing Basket Trial Ongoing Phase 1/2 study with anti-tumor responses across patients with ovarian cancer, endometrial cancer, mesothelioma, PTCL 14© MorphoSys – FY 2022 results

Rich Set of Pivotal Catalysts Through 2025

MorphoSys Pivotal Studies

ASSET	DISEASE AREA	STATUS
Pelabresib (MANIFEST-2)	1L Myelofibrosis	Topline data available in early 2024
Tafasitamab (frontMIND)	1L DLBCL	Topline data available in H2 2025
Tafasitamab (inMIND)	r/r FL / MZL	Topline data available in 2024

Partner Pivotal Studies

ASSET	DISEASE AREA	STATUS
Ianalumab (Novartis)	Sjögren's Syndrome Lupus Nephritis and other autoimmune diseases	Development program with several ongoing Phase 3 studies
Abelacimab (Anthos Therapeutics)	Venous Thromboembolism Prevention	Development program with three ongoing Phase 3 studies
Setrusumab (Ultragenyx / Mereo BioPharma)	Osteogenesis Imperfecta	Pivotal Phase 2/3 ongoing clinical study

DLBCL: diffuse large B-cell lymphoma.
r/r FL / MZL: relapsed/refractory Follicular Lymphoma or Marginal Zone Lymphoma

© MorphoSys – FY 2022 results
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04 Financial Results & Guidance Sung Lee © MorphoSys – FY 2022 results

Monjuvi® U.S. Product Sales and Minjuvi® Royalty Revenue

USD IN MILLION



15,5
18,0
0,1
22,0
0,7
23,6
0,7
18,7
0,7
23,3
0,9
22,2
0,7
25,3
Q1 '21
Q2 '21
Q3 '21
Q4 '21
Q1 '22
Q2 '22
Q3'22
Q4'22
Royalties from ex-U.S. Sales of Minjuvi
U.S. Monjuvi Product Sales

© MorphoSys – FY 2022 results

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On December 31, 2022, MorphoSys’ liquidity position amounted to € 907.2 million (December 31, 2021: € 976.9 million) Q4 / FY 2022: Profit or Loss Statement © MorphoSys – FY 2022 results 18 in € million Q4 2022 Q4 2021 Δ 2022 2021 Δ Revenues 81.6 52.9 54% 278.3 179.6 55% Product Sales 24.7 20.5 20% 84.9 66.9 27% Royalties 29.1 23.2 25% 99.9 65.6 52% Licenses, Milestones and Other 27.9 9.3 >100% 93.5 47.2 98% Cost of Sales (15.4) (9.5) 62% (48.6) (32.2) 51% Gross Profit 66.2 43.4 53% 229.6 147.4 56% Research and Development (94.0) (87.0) 8% (297.8) (225.2) 32% Selling (23.0) (32.5) (29)% (92.4) (121.5) (24)% General and Administrative (17.5) (18.2) (4)% (60.1) (78.3) (23)% Impairment of Goodwill — (230.7) (100)% — (230.7) (100)% Total Operating Expenses (134.6) (368.4) (63)% (450.4) (655.8) (31)% Operating Profit / (Loss) (68.4) (325.0) (79)% (220.7) (508.3) (57)% Consolidated Net Profit / (Loss) 329.4 (381.0) >(100)% (151.1) (514.5) (71)% Earnings per Share, Basic and Diluted (in €) — (11.16) n/a (4.42) (15.40) (71)% Earnings per Share, Basic 9.64 — n/a — — n/a Earnings per Share, Diluted 8.93 — n/a — — n/a

Financial Guidance Full-Year 2023 19 Monjuvi U.S. Net Product Sales US$ 80m – 95m Gross Margin for Monjuvi U.S. Net Product Sales 75% to 80% R&D Expenses € 290m to 315m SG&A Expenses € 140m to 155m © MorphoSys – FY 2022 results

Q&A Tim Demuth, M.D., Ph.D. CR&DO 05 Jean-Paul Kress, M.D. CEO Sung Lee CFO Joe Horvat General Manager, U.S. © MorphoSys – FY 2022 results

Thank you! www.morphosys.com © MorphoSys – FY 2022 results

<u>3Q 2022</u> Income Statement w/o Incyte 50/50 U.S. Profit Share and Transfers to Royalty Pharma

Euros in millions

differences due to rounding

	A	B	C	A - B - C
	IFRS Q3 2022	Incyte Collaboration	Royalty Pharma	
Revenues	**95,8**	**11,0**	**28,8**	**56,0**
Monjuvi US product sales	21,9	11,0 [1]		11,0
Royalties	29,7		28,8 [5]	0,9
Other	44,1			44,1
Cost of Sales	**(8,1)**	**(1,7)**	**–**	**(6,4)**
Cost of Sales US Monjuvi product sales	(4,5)	(1,7) [2]		(2,8)
Other	(3,6)			(3,6)
Gross Profit	**87,7**	**9,2**	**28,8**	**49,6**
Gross Margin	*91,5%*			*88,6%*
Total Operating Expenses:	**(117,0)**	**(10,8)**	**–**	**(106,2)**
Research and Development	(77,8)			(77,8)
Selling	(23,5)	(10.800.000,0) [3]		(12,7)
General and Administrative	(15,6)			(15,6)
Impairment of Goodwill	0,0			–
Operating Profit/(Loss)	**(29,3)**	**(1,6)**	**28,8**	**(56,5)**
Operating Margin	*-30,6%*			*-100,9%*
Other Income	10,6			10,6
Other Expenses	(7,5)			(7,5)
Finance Income	70,3	43,4 [4]	12,8 [6]	14,1
Finance Expenses	(167,5)	(15,3) [4]	(135,6) [6]	(16,6)
Income from Reversals of Impairment Losses	0,6			0,6
Income Tax Benefit / (Expenses)	0,1			0,1
Consolidated Net Profit/(Loss)	**(122,6)**	**26,5**	**(94,0)**	**(55,1)**
EPS, Basic and Diluted (in €)	(3,60)			(1,61)
Shares Used for EPS, Basic and Diluted	34.154.811			34.154.811

Legend

1) Incyte's share of Monjuvi US sales, accounted for at MOR being the principal for this business
2) Incyte's share of cost of sales related to Monjuvi US sales, accounted for at MOR
3) Incyte's portion of Monjuvi US selling expenses, charged to/accounted for at MOR
4) Valuation effects from Incyte financial liability/asset (actual and planning cash flow adjustments, fx effects, interest expense)
5) Tremfya royalty paid to Royalty Pharma from Q2 2021 onward
6) Valuation effects from Royalty Pharma financial liability (actual and planning cash flow adjustments, interest expense)

We supplement the consolidated statement of profit or loss presented in our earnings release with additional information on certain income or expense effects. The consolidated statement of profit or loss as well as the additional information in the earnings call slide deck are prepared in accordance with International Financial Reporting Standards (IFRS). The additional information relates to the contracts with Incyte and Royalty Pharma, namely to the accounting for the US co-commercialization with Incyte and the financing provided by Royalty Pharma which resulted in financial liabilities for payments owed to Royalty Pharma in future periods. The related effects are presented in two separate columns for various lines item of the consolidated statement of profit or loss. We believe this more detailed information provides additional insights into the financial performance of MorphoSys Group. The information given is in addition to, not a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

© MorphoSys – FY 2022 results

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4Q 2021 Income Statement w/o Incyte 50/50 U.S. Profit Share and Transfers to Royalty Pharma

Euros in millions

differences due to rounding

	A IFRS Q4 2021	B Incyte Collaboration	C Royalty Pharma	A - B - C
Revenues	**52,9**	**10,3**	**22,6**	**20,1**
Monjuvi US product sales	20,5	10,3 1)		10,3
Royalties	23,2		22,6 5)	0,6
Other	9,3			9,3
Cost of Sales	**(9,5)**	**(1,6)**	**-**	**(7,9)**
Cost of Sales US Monjuvi product sales	(3,8)	(1,6) 2)		(2,2)
Other	(5,7)			(5,7)
Gross Profit	**43,4**	**8,7**	**22,6**	**12,2**
Gross Margin	*82,0%*			*60,5%*
Total Operating Expenses:	**(368,4)**	**(15,2)**	**-**	**(353,2)**
Research and Development	(87,0)			(87,0)
Selling	(32,5)	(15,2) 3)		(17,3)
General and Administrative	(18,2)			(18,2)
Impairment of Goodwill	(230,7) 7)			(230,7)
Operating Profit/(Loss)	**(325,0)**	**(6,5)**	**22,6**	**(341,0)**
Operating Margin	*-614%*			*-1697%*
Other Income	3,4			3,4
Other Expenses	(1,7)			(1,7)
Finance Income	(2,7)	(7,7) 4)	- 6)	5,0
Finance Expenses	(89,0)	(16,0) 4)	(62,8) 6)	(10,2)
Effects from Impairment on Financial Assets	(0,2)			(0,2)
Income Tax Benefit / (Expenses)	34,4			34,4
Consolidated Net Profit/(Loss)	**(380,9)**	**(30,2)**	**(40,2)**	**(310,5)**
EPS, Basic and Diluted (in €)	(11,16)			(9,09)
EPS, Basic (in €)	-			-
EPS, Diluted (in €)	-			-
Shares Used for EPS, Basic	34.147.495			
Shares Used for EPS, Diluted				

Legend

1) Incyte's share of Monjuvi US sales, accounted for at MOR being the principal for this business
2) Incyte's share of cost of sales related to Monjuvi US sales, accounted for at MOR
3) Incyte's portion of Monjuvi US selling expenses, charged to/accounted for at MOR
4) Valuation effects from Incyte financial liability/asset (actual and planning cash flow adjustments, fx effects, interest expense)
5) Tremfya royalty paid to Royalty Pharma from Q2 2021 onward
6) Valuation effects from Royalty Pharma financial liability (actual and planning cash flow adjustments incl. fx effects, interest expense)
7) Write-down results from the consolidation of the Company's research and discovery activities after the acquisition of Constellation Pharmaceuticals, Inc.

We supplement the consolidated statement of profit or loss presented in our earnings release with additional information on certain income or expense effects. The consolidated statement of profit or loss as well as the additional information in the earnings call slide deck are prepared in accordance with International Financial Reporting Standards (IFRS). The additional information relates to the contracts with Incyte and Royalty Pharma, namely to the accounting for the US co-commercialization with Incyte and the financing provided by Royalty Pharma which resulted in financial liabilities for payments owed to Royalty Pharma in future periods. The related effects are presented in two separate columns for various lines item of the consolidated statement of profit or loss. We believe this more detailed information provides additional insights into the financial performance of MorphoSys Group. The information given is in addition to, not a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

© MorphoSys – FY 2022 results
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4Q 2022 Income Statement w/o Incyte 50/50 U.S. Profit Share and Transfers to Royalty Pharma

Euros in millions

differences due to rounding

	A IFRS Q4 2022	B Incyte Collaboration	C Royalty Pharma	A - B - C
Revenues	**81,6**	**12,3**	**28,4**	**40,9**
Monjuvi US product sales	24,7	12,3 1)		12,3
Royalties	29,1		28,4 5)	0,7
Other	27,9			27,9
Cost of Sales	**(15,4)**	**(2,1)**	**–**	**(13,3)**
Cost of Sales US Monjuvi product sales	(10,3)	(2,1) 2)		(8,2)
Other	(5,1)			(5,1)
Gross Profit	**66,2**	**10,2**	**28,4**	**27,6**
Gross Margin	*81,1%*			*67,5%*
Total Operating Expenses:	**(134,6)**	**(9,4)**	**–**	**(125,2)**
Research and Development	(94,0)			(94,0)
Selling	(23,0)	(9,4) 3)		(13,6)
General and Administrative	(17,5)			(17,5)
Impairment of Goodwill	-			–
Operating Profit/(Loss)	**(68,4)**	**0,8**	**28,4**	**(97,6)**
Operating Margin	*-83,8%*			*-238,8%*
Other Income	(7,8)			(7,8)
Other Expenses	7,4			7,4
Finance Income	325,0	312,8 4)	18,4 6)	(6,2)
Finance Expenses	249,5	44,6 4)	212,3 6)	(7,3)
Income from Reversals of Impairment Losses	0,4			0,4
Income Tax Benefit / (Expenses)	(172,7)			(172,7)
Share of Loss of Associates accounted for using the Equity Method	(4,0)			(4,0)
Consolidated Net Profit/(Loss)	**329,5**	**358,2**	**259,1**	**(287,9)**
EPS, Basic and Diluted (in €)	-			(8,43)
EPS, Basic (in €)	9,64			-
EPS, Diluted (in €)	8,93			-
Shares Used for EPS, Basic and Diluted	-			34.165.081
Shares Used for EPS, Basic	34.165.081			-
Shares Used for EPS, Diluted	36.967.187			-

Legend

1) Incyte's share of Monjuvi US sales, accounted for at MOR being the principal for this business
2) Incyte's share of cost of sales related to Monjuvi US sales, accounted for at MOR
3) Incyte's portion of Monjuvi US selling expenses, charged to/accounted for at MOR
4) Valuation effects from Incyte financial liability/asset (actual and planning cash flow adjustments, fx effects, interest expense)
5) Tremfya royalty paid to Royalty Pharma from Q2 2021 onward
6) Valuation effects from Royalty Pharma financial liability (actual and planning cash flow adjustments, interest expense)

We supplement the consolidated statement of profit or loss presented in our earnings release with additional information on certain income or expense effects. The consolidated statement of profit or loss as well as the additional information in the earnings call slide deck are prepared in accordance with International Financial Reporting Standards (IFRS). The additional information relates to the contracts with Incyte and Royalty Pharma, namely to the accounting for the US co-commercialization with Incyte and the financing provided by Royalty Pharma which resulted in financial liabilities for payments owed to Royalty Pharma in future periods. The related effects are presented in two separate columns for various lines item of the consolidated statement of profit or loss. We believe this more detailed information provides additional insights into the financial performance of MorphoSys Group. The information given is in addition to, not a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

© MorphoSys – FY 2022 results

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FY 2021 Income Statement w/o Incyte 50/50 U.S. Profit Share and Transfers to Royalty Pharma

Euros in millions

differences due to rounding

	A IFRS FY 2021	B Incyte Collaboration	C Royalty Pharma	A - B - C
Revenues	**179,6**	**33,5**	**53,2**	**93,0**
Monjuvi US product sales	66,9	33,5 1)		33,5
Royalties	65,6		53,2 5)	12,4
Other	47,2			47,2
Cost of Sales	**(32,2)**	**(5,2)**	**-**	**(26,8)**
Cost of Sales US Monjuvi product sales	(12,3)	(5,2) 2)		(7,1)
Other	(19,7)			(19,7)
Gross Profit	**147,4**	**28,2**	**53,2**	**66,2**
Gross Margin	*82,1%*			*71,1%*
Total Operating Expenses:	**(655,8)**	**(56,2)**	**-**	**(599,7)**
Research and Development	(225,2)			(225,2)
Selling	(121,6)	(56,2) 3)		(65,4)
General and Administrative	(78,4)			(78,4)
Impairment of Goodwill	(230,7) 7)			(230,7)
Operating Profit/(Loss)	**(508,4)**	**(27,9)**	**53,2**	**(533,5)**
Operating Margin	*-283%*			*-574%*
Other Income	8,3			8,3
Other Expenses	(6,3)			(6,3)
Finance Income	96,6	75,7 4)	- 6)	20,9
Finance Expenses	(181,5)	(59,7) 4)	(94,7) 6)	(27,1)
Effects from Impairment on Financial Assets	0,4			0,4
Income Tax Benefit / (Expenses)	76,6			76,6
Consolidated Net Profit/(Loss)	**(514,4)**	**(11,9)**	**(41,5)**	**(460,8)**
EPS, Basic and Diluted (in €)	(15,40)			(13,80)
EPS, Basic (in €)	-			-
EPS, Diluted (in €)	-			-
Shares Used for EPS, Basic	33.401.069			
Shares Used for EPS, Diluted				

Legend

1) Incyte's share of Monjuvi US sales, accounted for at MOR being the principal for this business
2) Incyte's share of cost of sales related to Monjuvi US sales, accounted for at MOR
3) Incyte's portion of Monjuvi US selling expenses, charged to/accounted for at MOR
4) Valuation effects from Incyte financial liability/asset (actual and planning cash flow adjustments, fx effects, interest expense)
5) Tremfya royalty paid to Royalty Pharma from Q2 2021 onward
6) Valuation effects from Royalty Pharma financial liability (actual and planning cash flow adjustments incl. fx effects, interest expense)
7) Write-down results from the consolidation of the Company's research and discovery activities after the acquisition of Constellation Pharmaceuticals, Inc.

We supplement the consolidated statement of profit or loss presented in our earnings release with additional information on certain income or expense effects. The consolidated statement of profit or loss as well as the additional information in the earnings call slide deck are prepared in accordance with International Financial Reporting Standards (IFRS). The additional information relates to the contracts with Incyte and Royalty Pharma, namely to the accounting for the US co-commercialization with Incyte and the financing provided by Royalty Pharma which resulted in financial liabilities for payments owed to Royalty Pharma in future periods. The related effects are presented in two separate columns for various lines item of the consolidated statement of profit or loss. We believe this more detailed information provides additional insights into the financial performance of MorphoSys Group. The information given is in addition to, not a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

© MorphoSys – FY 2022 results

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FY 2022 Income Statement w/o Incyte 50/50 U.S. Profit Share and Transfers to Royalty Pharma

Euros in millions *differences due to rounding*	A IFRS FY 2022	B Incyte Collaboration	C Royalty Pharma	A - B - C
Revenues	**278,3**	**42,4**	**96,9**	**138,9**
Monjuvi US product sales	84,9	42,4 [1]		42,4
Royalties	99,9		96,9 [5]	3,0
Other	93,5			93,5
Cost of Sales	**(48,6)**	**(7,2)**	**–**	**(41,5)**
Cost of Sales US Monjuvi product sales	(22,6)	(7,2) [2]		(15,4)
Other	(26,1)			(26,1)
Gross Profit	**229,6**	**35,2**	**96,9**	**97,4**
Gross Margin	*82,5%*			*70,1%*
Total Operating Expenses:	**(450,4)**	**(43,1)**	**–**	**(407,3)**
Research and Development	(297,8)			(297,8)
Selling	(92,4)	(43,1) [3]		(49,3)
General and Administrative	(60,1)			(60,1)
Impairment of Goodwill	-			–
Operating Profit/(Loss)	**(220,7)**	**(7,9)**	**96,9**	**(309,8)**
Operating Margin	*-79,3%*			*-223,0%*
Other Income	12,0			12,0
Other Expenses	(15,6)			(15,6)
Finance Income	412,1	361,4 [4]	31,2 [6]	19,4
Finance Expenses	(165,9)	(60,4) [4]	(69,6) [6]	(35,9)
Income from Reversals of Impairment Losses	(0,0)			(0,0)
Income Tax Benefit / (Expenses)	(168,6)			(168,6)
Share of Loss of Associates accounted for using the Equity Method	(4,3)			(4,3)
Consolidated Net Profit/(Loss)	**(151,1)**	**293,2**	**58,5**	**(502,8)**
EPS, Basic and Diluted (in €)	(4,42)			(14,72)
EPS, Basic (in €)	-			-
EPS, Diluted (in €)	-			-
Shares Used for EPS, Basic and Diluted	34.155.650			34.155.650
Shares Used for EPS, Basic	-			-
Shares Used for EPS, Diluted	-			-

Legend

1) Incyte's share of Monjuvi US sales, accounted for at MOR being the principal for this business
2) Incyte's share of cost of sales related to Monjuvi US sales, accounted for at MOR
3) Incyte's portion of Monjuvi US selling expenses, charged to/accounted for at MOR
4) Valuation effects from Incyte financial liability/asset (actual and planning cash flow adjustments, fx effects, interest expense)
5) Tremfya royalty paid to Royalty Pharma from Q2 2021 onward
6) Valuation effects from Royalty Pharma financial liability (actual and planning cash flow adjustments, interest expense)

We supplement the consolidated statement of profit or loss presented in our earnings release with additional information on certain income or expense effects. The consolidated statement of profit or loss as well as the additional information in the earnings call slide deck are prepared in accordance with International Financial Reporting Standards (IFRS). The additional information relates to the contracts with Incyte and Royalty Pharma, namely to the accounting for the US co-commercialization with Incyte and the financing provided by Royalty Pharma which resulted in financial liabilities for payments owed to Royalty Pharma in future periods. The related effects are presented in two separate columns for various lines item of the consolidated statement of profit or loss. We believe this more detailed information provides additional insights into the financial performance of MorphoSys Group. The information given is in addition to, not a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

© MorphoSys – FY 2022 results

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morphosys